EVALUATION SUMMARY

CHAPARRAL ENERGY, LLC INTERESTS

TOTAL PROVED RESERVES
CERTAIN OIL AND GAS ASSETS
VARIOUS STATES

AS OF DECEMBER 31, 2014

SEC PRICING CASE

EVALUATION SUMMARY

CHAPARRAL ENERGY, LLC INTERESTS

TOTAL PROVED RESERVES
CERTAIN OIL AND GAS ASSETS
VARIOUS STATES

AS OF DECEMBER 31, 2014

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREEET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORTWORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817-336-2461	713-651-9944
www.cgaus.com

February 11, 2015

Mr. Mark Fischer President
Chaparral Energy, Inc. 701 Cedar Lake Blvd.
Oklahoma City, Oklahoma 73114

Re:    Evaluation Summary - SEC Pricing Case
Chaparral Energy, LLC Interests
Total Proved Reserves
Certain Oil and Gas Assets - Various States
As of December 31, 2014

Dear Mr. Fischer:

As requested, we are submitting estimates of total proved reserves and forecasts of economics attributable to the Chaparral Energy, LLC (“Chaparral”) interests in certain oil and gas properties located in various states. Cawley, Gillespie & Associates, Inc. (“CG&A”) evaluated the “major” properties, which comprise the top 39 percent of Chaparral’s total proved discounted present value and 83 percent of the total proved discounted present value of Chaparral’s E&P region (as estimated by Chaparral), with tabular results presented in the accompanying tabulations. A composite summary is presented below:

		Proved Developed Producing	Proved Developed Non-Producing (Shut-In)	Proved Developed Non-Producing (Behind Pipe)	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	13,960.0	245.7	1,108.9	12,974.5	28,289.1
Gas	- MMcf	77,099.6	768.5	3,629.5	71,841.6	153,339.2
NGL	- Mbbl	5,936.8	59.4	213.5	4,545.0	10,754.7
Net Revenue
Oil	- M$	1,293,874.0	23,059.1	103,862.6	1,203,013.5	2,623,809.5
Gas	- M$	343,116.8	3,303.3	16,559.8	320,221.3	683,201.3
NGL	- M$	218,219.7	2,017.3	7,225.8	160,414.5	387,877.3
Hedge	- M$	0.0	0.0	0.0	0.0	0.0
Severance Taxes	- M$	107,840.3	1,720.6	6,351.0	86,384.5	202,296.3
Ad Valorem Taxes	- M$	5,531.7	0.0	525.6	4,900.8	10,958.2
Operating Expenses	- M$	465,321.9	7,255.3	23,614.0	332,691.7	828,883.1
Workover Expenses	- M$	0.0	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0	0.0
Other Deductions	- M$	30,672.4	74.4	1,675.3	29,195.3	61,617.3
Investments	- M$	94.1	189.7	12,750.4	499,496.9	512,531.0
Net Operating Income (BFIT)	- M$	1,245,750.5	19,139.8	82,731.9	730,980.4	2,078,601.9
Discounted @ 10%	- M$	722,720.3	12,790.4	44,810.9	217,308.1	997,629.8

Chaparral Energy, LLC Interests
February 11, 2015

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Presentation
This report is divided into five reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing Shut-In (“PDNP-SI”), Proved Developed Non-Producing Behind Pipe (“PDNP-BP”) and Proved Undeveloped (“PUD”). Within each category section is a grand total Table I summary. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. The data presented in the summary tables are explained on page 1 of the Appendix. The methods employed in estimating reserves are described on page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing
As requested, adjustments were applied to the Chaparral furnished initial oil and gas prices of $94.99 per BBL and $4.350 per MMBTU, respectively, as quoted on December 31, 2014. Prices were not escalated. Oil and gas price differentials were forecast on a per property basis. Gas price differentials include adjustments for heating value, gas shrinkage, transportation and basis differential.

Expenses and Taxes
Lease operating costs and investments were forecast on a per property basis as furnished by your office and were not escalated. Per well operating expenditures were applied against a projected well count as provided by your office. Severance tax values were applied at normal state percentages of oil and gas revenue. Ad Valorem tax rates were forecast as provided by your office.

Miscellaneous
An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The proved reserve classifications used herein conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Production data, ownership information, price differentials, expenses, projected well count, investments and tax rates were furnished by your office and were accepted as furnished. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Chaparral Energy, LLC Interests
February 11, 2015

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or Chaparral Energy, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,